SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer ID (CNPJ/MF): 01.545.826/0001-07

Company Registry (NIRE): 35.300.147.952

Publicly Held Corporation

NOTICE TO THE MARKET

São Paulo, SP, Brazil, May 23, 2019 - GAFISA S.A. (BOVESPA:GFSA3) (“Gafisa” or “Company”), in accordance with Articles 28 and 31 of CVM Instruction 308/1999, hereby announces to its shareholders and the market that the Company’s Board of Directors, by recommendation of the Audit Committee in a meeting held on May 22, 2019, unanimously decided to approve the replacement of its external auditor, BDO RCS AUDITORES INDEPENDENTES  SOCIEDADE SIMPLES, with BKR - LOPES, MACHADO AUDITORES; starting from the examination of quarterly information (ITRs) for the second quarter of 2019.

The replacement of independent auditors was motivated by cost reduction needs, in light of the Company’s current operational and financial restructuring process.

Furthermore, the Company announces that BDO RCS AUDITORES INDEPENDENTES  SOCIEDADE SIMPLES has approved of the aforementioned replacement.

GAFISA S.A.

Roberto Luz Portella

CEO, CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer